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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45489

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paul P. St. Onge Company

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5586 Post Road
(No. and Street)

East Greenwich (City) RI (State) 02818 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul P. St. Onge 401-884-9080
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Markarian & Meehan, Ltd.
(Name – *if individual, state last, first, middle name*)

336 Main Street (Address) Wakefield (City) RI (State) 02879-3577 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul P. St. Onge, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paul P. St. Onge Company, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Signature

President
Title

Notary Public ID # 750158 expires 2/14/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PAUL P. ST. ONGE COMPANY

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2009

PAUL P. ST. ONGE COMPANY
YEAR ENDED DECEMBER 31, 2009

Table of Contents

MARKARIAN & MEEHAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE: (401) 789-1037
TELECOPIER: (401) 783-0361
336 Main Street
Wakefield, RI 02879

INDEPENDENT AUDITORS' REPORT

Mr. Paul P. St. Onge
Paul P. St. Onge Company
East Greenwich, Rhode Island

We have audited the accompanying statement of financial condition of Paul P. St. Onge Company (an S corporation) as of December 31, 2009, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Paul P. St. Onge Company as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information contained on Page 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Markarian & Meehan, Ltd., CPA's

February 22, 2010
Wakefield, RI 02879

PAUL P. ST. ONGE COMPANY
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash and cash equivalents	$	46
Deposit with clearing organization (cash)		25,000
Marketable securities owned - registered investment company, at market value		55,717
Commissions and 12(b)(1) fees receivable, net of allowance for doubtful accounts of $-0-		20,896
Total assets	$	101,659

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	7,996
Liabilities subordinated to claims of general creditors		-
Total liabilities		7,996
Stockholder's equity:		
Common stock – authorized 1,000 shares, no par value, 100 shares issued and outstanding		1,000
Paid-in capital		77,608
Retained earnings		15,055
Total stockholder's equity		93,663
Total liabilities and stockholder's equity	$	101,659

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue:	
Commissions and 12(b)(1) fees	$ 381,294
Total revenue	381,294
Expenses:	
Administrative services	100,000
Commissions	98,244
Regulatory and audit fees	10,891
Total expenses	209,135
Net income	$ 172,159

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

Stockholder's equity at January 1, 2009	$	78,608
Net income		172,159
Distributions		(157,104)
Stockholder's equity at December 31, 2009	$	93,663

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2009

Liabilities subordinated to claims of general creditors at January 1, 2009	$	-
Increases		-
Decreases		-
Liabilities subordinated to claims of general creditors at December 31, 2009	$	-

The accompanying notes are an integral part of these financial statements.

PAUL P. ST. ONGE COMPANY
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities:	
Net income	$ 172,159
Adjustment to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in operating asset -	
Commissions and 12(b)(1) fees receivable, net	(277)
Increase (decrease) in operating liability -	
Accounts payable, net	7,996
Net cash provided by operating activities	179,878
Cash flows from investing activities -	
Purchase of marketable securities owned -	
Registered investment company, net	(24,347)
Cash flows from financing activities -	
Distributions	(157,104)
Net decrease in cash and cash equivalents	(1,573)
Cash and cash equivalents:	
Beginning of year	1,619
End of year	$ 46
Supplemental cash flows disclosures:	
Income tax payments	$ -
Interest payments	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF ORGANIZATION:

Mr. Paul P. St. Onge originally established a broker-dealer business on May 4, 1993 and operated as a proprietorship under the name Paul Philip St. Onge Broker-Dealer pursuant to an acceptance of membership with the National Association of Securities Dealers, Inc. (NASD). Effective February 27, 2001, Mr. St. Onge re-organized as a corporation and created Paul P. St. Onge Company (the Company) under the corporate laws of the State of Rhode Island. The Company is registered with the Securities Exchange Commission (SEC) and is a member of The Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB).

The Company provides broker-dealer services to investors, and in that capacity acts as a broker or dealer with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participations in insurance company separate accounts, whether or not registered as an investment company. All funds are promptly transmitted, and all securities received are promptly delivered in connection with such activities. In addition, the Company is an introducing broker/dealer for its customers on a fully disclosed basis with Pershing, LLC (a clearing broker/dealer). The Company promptly transmits all customer funds and securities to the clearing broker/dealer, which carries and maintains all of the accounts of such customers.

Except for the preceding paragraph, the Company does not hold funds or securities for, or owes money or securities to, customers and does not carry accounts of, or for customers.

NOTE 2 - FINANCIAL STATEMENT PRESENTATION AND NATURE OF THE ACCOUNTS:

The accompanying financial statements include the broker-dealer activity of Paul P. St. Onge Company (an S corporation). Mr. Paul P. St. Onge also conducts business as a sole proprietorship including investment advisory services. Except for a charge of administrative services, the accompanying financial statements do not include any activity in which Mr. Paul St. Onge is engaged or the personal account of the owner.

NOTE 3 - ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS:

The accompanying financial statements include additional information relating to the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission (SEC). In addition, the SEC generally requires additional information relating to the Computation for Determination of Reserve Requirements under Rule 15c3-3 and the Schedule of Information for Possession or Control Requirements under Rule 15c3-3. However, such additional information is not required for broker-dealers who are exempt from Rule 15c3-3.

NOTE 3 - ADDITIONAL INFORMATION TO THE FINANCIAL STATEMENTS (CONTINUED):

Paul P. St. Onge Company qualifies under the exemptive provisions of Rule 15c3-3(k)(2) of the SEC. As such, the additional information noted above is not included in the accompanying financial statements except for the Computation of Net Capital under Rule 15c3-1 of the SEC.

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The following accounting principles and practices of the Company are presented to facilitate the understanding of the financial information in the accompanying statements.

Method of Accounting

These financial statements are prepared on the accrual basis of accounting. This method recognizes revenues and expenditures when earned or due as opposed to the cash basis of accounting that recognizes revenues and expenditures when received or paid. Commission income from broker-dealer transactions is recorded on a trade date basis as securities transactions occur.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its stockholder elected under the Internal Revenue Code Section 1362 to be an S corporation effective March 1, 2001. Under the provisions of an S corporation, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his/her proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements for the year ended December 31, 2009.

NOTE 5 - DEPOSIT WITH CLEARING ORGANIZATION (CASH):

During 1996, the Company established a securities custodianship and clearing relationship with Pershing, LLC. As part of the agreement, the Company is required to maintain a broker's deposit account in the amount of $25,000. Accordingly, a deposit with clearing organization (cash) of $25,000 is reflected on the accompanying statement of financial condition at December 31, 2009.

NOTE 6 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. In addition, Rule 15c3-1 requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that stockholder's equity may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $64,541, which was $59,541 in excess of its required net capital of $5,000. The Company had $7,996 of aggregate indebtedness at December 31, 2009.

PAUL P. ST. ONGE COMPANY
ADDITIONAL INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

NET CAPITAL		
Total stockholder's equity	$	93,663
Deductions and/or charges - non-allowable assets - commissions and 12(b)(1) fees receivable from registered investment companies		(20,763)
Net capital before haircuts on securities positions (tentative net capital)		72,900
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		
Liquid Asset Funds - money market fund		1
All other securities - registered investment company (mutual fund)		8,358
		8,359
Net capital	$	64,541
AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness	$	7,996
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	59,541
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17 A-5 AS OF DECEMBER 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	64,541
Adjustments		-
Net capital per above	$	64,541

MARKARIAN & MEEHAN, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

TELEPHONE: (401) 789-1037
TELECOPIER: (401) 783-0361
336 Main Street
Wakefield, RI 02879

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Mr. Paul P. St. Onge
Paul P. St. Onge Company
East Greenwich, Rhode Island

In planning and performing our audit of the financial statements of Paul P. St. Onge Company (an S corporation), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Markarian & Meehan, Ltd., CPA's

February 22, 2010
Wakefield, RI 02879